UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________
FORM 11-K
___________________________________

(Mark One)
☒    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2023
or
☐     Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to                     .
Commission file number: 001-35854

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Independent Financial 401(k) Profit Sharing Plan
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Independent Bank Group, Inc.
7777 Henneman Way
McKinney, Texas 75070-1711

Independent Financial 401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedule
As of December 31, 2023 and 2022 and for the year ended December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Plan Participants
Independent Financial 401(k) Profit Sharing Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Independent Financial 401(k) Profit Sharing Plan (the Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan's auditor since 2015.

Chicago, Illinois
June 28, 2024

Independent Financial 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	December 31,
	2023	2022
Assets
Investments, at fair value:
Mutual funds	$96,857,468	$21,197,880
Common stock - Independent Bank Group, Inc.	8,480,103	6,017,548
Collective investment trusts	11,477,891	76,918,098
Total investments at fair value	116,815,462	104,133,526

Receivables:
Employer contributions	898,762	701,393
Participant contributions	473,370	456,464
Due from broker for securities sold	26,868	—
Notes receivable from participants	641	9,125
Total receivables	1,399,641	1,166,982

Total assets	118,215,103	105,300,508

Net assets available for benefits	$118,215,103	$105,300,508

See Notes to Financial Statements.

Independent Financial 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2023

Year Ended December 31, 2023
Additions to net assets attributed to:
Investment income:
Net realized and net appreciation of investments	$12,960,546
Dividend income	3,247,957
Total investment income	16,208,503

Contributions:
Employer	7,696,322
Participants	10,886,156
Rollover	2,209,908
Total contributions	20,792,386
Total additions	37,000,889

Deductions from net assets attributed to:
Benefits paid to participants	23,830,208
Plan administrative expenses and other	256,086
Total deductions	24,086,294

Net increase in net assets available for benefits	12,914,595

Net assets available for benefits:
Beginning of year	105,300,508

End of year	$118,215,103

See Notes to Financial Statements.

Independent Financial 401(k) Profit Sharing Plan

Notes to Financial Statements

Note 1. Description of the Plan

The following description of the Independent Financial 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan whereby eligible employees of Independent Bank dba Independent Financial (the Employer or Plan Sponsor), a wholly-owned subsidiary of Independent Bank Group, Inc. (IBG), are permitted to make contributions that are tax deferred under section 401(k) of the Internal Revenue Code (the Code). The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 1, 2023, the Plan's recordkeeper was moved from Principal Financial Group to Fidelity Investments. The Plan designated Fidelity Management Trust Company as the trustee of the Plan and the custodian of the plan assets. In connection with the custodial transfer of the Plan assets, the investment options made available to participants were changed.

Eligibility: Employees become eligible for participation upon attaining the age of eighteen and completing thirty days of service, as defined by the Plan. Employees are automatically enrolled in the Plan the first day of the quarter after the eligibility requirements are met, unless otherwise elected by the employee.

Contributions: Each year, participants may elect to make salary deferral contributions of pre-tax and post-tax compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and certain maximum limitations imposed by the Code as defined by the Plan. Employees who are eligible to make elective deferrals under the Plan and who have attained the age of fifty before the close of the plan year are also eligible to make catch-up contributions subject to the maximum limitation imposed by the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans by means of rollover contributions.

The Plan includes an automatic salary deferral feature which, unless otherwise directed, defers at a rate of 6% of pre-tax eligible compensation. Unless otherwise elected, for each subsequent Plan year, the automatic deferral amount will increase by 1% of compensation up to a maximum of 15% of compensation.

The Employer makes 100% matching contributions up to 6% of the participant’s eligible compensation for the Plan year, excluding elective deferral contributions and compensation for any time during the year in which an employee was not an active participant. The Employer may also make additional discretionary contributions to the Plan. No such discretionary contributions were made during the year ended December 31, 2023.

Vesting: Participant contributions, employer matching contributions, employer discretionary contributions, plus actual earnings thereon are fully vested and nonforfeitable.

Participant accounts: Each participant’s account is credited with the participant’s contribution and the Employer’s matching contributions and with allocations of (a) discretionary contributions, if any, and (b) Plan earnings less administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Investment options: Participants must direct contributions to selected investments as made available and determined by the Plan Sponsor. Participants may change their investment options any time throughout the year via internet or direct phone access to Fidelity.

Notes receivable: The Plan does not allow for participants to borrow from their accounts. However, during 2019, the Plan received participant loan rollovers in connection with an Employer acquisition transaction as allowed by the Plan. The notes receivable are secured by the balance in the participant's account. There is one note receivable outstanding as of December 31, 2023, with an interest rate of 5.50% and due November 2025. Principal and interest are paid to the Plan ratably through payroll deductions.

Independent Financial 401(k) Profit Sharing Plan

Notes to Financial Statements
Payment of benefits: On termination of service due to retirement, death, permanent disability or separation from service, participants may elect to receive an amount equal to the value of the participant’s interest in his or her account in a lump-sum amount or periodic installments. The Plan contains a small amount force out limit clause. If a participant’s balance is $1,000 or less, the participant will receive a single lump distribution of their entire account balance. In the event a participant's balance is greater than $1,000 but less than $5,000, if the participant does not elect to have such distribution paid directly to an eligible retirement plan in a direct rollover or to receive the distribution, then the Plan Administrator will pay the distribution in the form of a direct rollover to an Individual Retirement Account (IRA) designated by the Plan Administrator. In-service distributions may be made in accordance with the Plan agreement once a participant has attained the age of 59 ½. The Plan also allows participants to make hardship withdrawals, subject to certain limitations, as defined.

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and net appreciation on investments includes the Plan's gains and losses on investments purchased and sold as well as held during the year. Capital gain distributions from mutual funds that are reinvested are included with dividends on the statement of changes in net assets available for benefits.

Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the plan document.

Payment of benefits: Benefit payments are recorded when paid.

Risk and uncertainties: The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2023 statement of net assets available for benefits.

Note 3. Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Independent Financial 401(k) Profit Sharing Plan

Notes to Financial Statements
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2023 and 2022.

Mutual funds: Mutual funds are valued at fair value based on published market prices, which represent the net asset value (NAV) of shares held by the Plan at year end. The funds held by the Plan are deemed to be actively traded and are classified within Level 1 of the valuation hierarchy.

Common stock: Common stock consists of Independent Bank Group, Inc. common stock, which is valued at the closing price listed by the Nasdaq Global Select Market and is classified within Level 1 of the valuation hierarchy.

Collective investment trusts at readily determinable fair value: Valued at the daily NAV per unit held by the Plan as quoted by the trusts. The NAV is based on the fair value of the underlying assets held by the trust less its liabilities, and is the basis for current transactions. Participant transactions may occur daily.

Collective investment trusts at practical expedient: Valued at NAV per unit held by the Plan. The NAV is used as a practical expedient to estimate fair value. Investment participant transactions (purchases and sales) may occur daily. The Funds require a plan sponsor to provide advance written notice of five business days for plan sponsor directed withdrawals which will exceed $1 million. Were the Plan to initiate a full redemption of the collective investment fund, the investment adviser reserves the right to temporarily delay withdrawal from the fund in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2023, there were no unfunded commitments.

Independent Financial 401(k) Profit Sharing Plan

Notes to Financial Statements
The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2023 and 2022:

	Fair Value Measurements at Reporting Date
	Level 1	Level 2	Level 3	Total
December 31, 2023
Mutual funds	$96,857,468	$—	$—	$96,857,468
Common stock-Independent Bank Group, Inc.	8,480,103	—	—	8,480,103
Collective investment trusts	—	6,354,395	—	6,354,395

Total assets in fair value hierarchy	$105,337,571	$6,354,395	$—	$111,691,966
Investments measured at NAV (1)				5,123,496
Investments, at fair value				$116,815,462

December 31, 2022
Mutual funds	$21,197,880	$—	$—	$21,197,880
Common stock-Independent Bank Group, Inc.	6,017,548	—	—	6,017,548
Collective investment trusts	—	76,918,098	—	76,918,098

Total assets in fair value hierarchy	$27,215,428	$76,918,098	$—	$104,133,526

(1) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation for the fair value hierarchy to the line item presented in the statements of net assets available for benefits.

Note 4. Administrative Expenses

Employees of the Employer perform certain administrative functions with no compensation from the Plan. Administrative expenses are paid out of the assets of the Plan and charged to participants accounts based upon the terms of the plan document.

Note 5. Party-In-Interest Transactions

Parties-in-interest are defined under the Department of Labor as any fiduciary of the Plan, any party rendering services to the Plan, the Employer, and certain others. As such, transactions conducted by or with Fidelity Management Trust Company, the Plan's trustee, custodian, Fidelity Investments, the Plan's recordkeeper and third party administrator, the Employer and IBG, qualify as party-in-interest transactions.

Note 6. Income Tax Status

Effective December 1, 2023, the Plan adopted a pre-approved defined contribution plan document sponsored by FMR LLC (Fidelity Investments).Prior to December 1, 2023, the Plan adopted a pre-approved document for savings plan sponsored by Principal Life Insurance Company. The plan has received an opinion letter dated June 30, 2020 from the Internal Revenue Service as to the pre-approved plan’s qualified status. The pre-approved plan opinion letter has been relied upon by this Plan. The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the Code.

Independent Financial 401(k) Profit Sharing Plan

Notes to Financial Statements
Management has evaluated the Plan’s tax positions and concluded that the Plan has maintained its tax-exempt status and has taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

GAAP require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan taken an uncertain tax position that more likely than not would not be sustained examination. The Plan is subject to routine audits by taxing authorities; however there are currently no audits for any any periods in progress.

Note 7. Plan Termination

While there is no intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets of the Plan will be distributed to the participants of the Plan in accordance with the provisions of ERISA.

Note 8. Related Party Transactions

The Plan held 166,669 and 100,159 shares of IBG's common stock as of December 31, 2023 and 2022, respectively, with fair values of $8,480,103 and $6,017,548, respectively.

During the year ended December 31, 2023, the Plan had purchases of $4,662,446, sales of $2,969,578 and incurred a net realized loss of $519,252 and an unrealized gain of $769,687 on its common stock investment. Dividend income earned during the year was $195,795.

Note 9. Subsequent Event

In preparing the Plan's financial statements, Plan management has evaluated all subsequent events and transactions for potential recognition or disclosure through the date of filing these financial statements with the SEC.

Independent Financial 401(k) Profit Sharing Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2023
EIN: 75-2694563
PN: 001

	(b)	(c)	(d)	(e)
(a)	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
	Mutual funds
	The American Funds	American Funds New World R6 Fund	**	$1,056,428
	Legg Mason	BrandywineGLOBAL Global Opportunities Bond IS Fund	**	279,913
	Eagle Financial Services, Inc.	Carillon Eagle Mid Cap Growth R6 Fund	**	2,165,108
	Dimensional Fund Advisors	DFA Inflation-Protected Securities Portfolio Institutional Class	**	694,516
*	Fidelity Investments	Fidelity Cash Reserves	**	1,057
*	Fidelity Investments	Fidelity 500 Index Fund	**	9,779,764
*	Fidelity Investments	Fidelity International Index Fund	**	228,470
*	Fidelity Investments	Fidelity Mid Cap Index Fund	**	412,885
*	Fidelity Investments	Fidelity Small Cap Index Fund	**	288,727
*	Fidelity Investments	Fidelity US Bond Index Fund	**	275,498
	Franklin Templeton Investments	Franklin Small Cap Value R6 Fund	**	1,833,310
	Natixis Funds	Loomis Sayles Investment Grade Bond Fund Class N	**	584,200
	MFS Investment Management	MFS International Diversification R6 Fund	**	1,229,859
	MFS Investment Management	MFS Value R6 Fund	**	1,297,802
	The American Funds	American Funds 2010 Target Date Retirement Fund® Class R-6	**	212,127
	The American Funds	American Funds 2015 Target Date Retirement Fund® Class R-6	**	426,610
	The American Funds	American Funds 2020 Target Date Retirement Fund® Class R-6	**	3,360,790
	The American Funds	American Funds 2025 Target Date Retirement Fund® Class R-6	**	10,734,657
	The American Funds	American Funds 2030 Target Date Retirement Fund® Class R-6	**	11,815,569
	The American Funds	American Funds 2035 Target Date Retirement Fund® Class R-6	**	9,587,617
	The American Funds	American Funds 2040 Target Date Retirement Fund® Class R-6	**	12,502,550
	The American Funds	American Funds 2045 Target Date Retirement Fund® Class R-6	**	8,471,361
	The American Funds	American Funds 2050 Target Date Retirement Fund® Class R-6	**	8,648,992
	The American Funds	American Funds 2055 Target Date Retirement Fund® Class R-6	**	6,082,161
	The American Funds	American Funds 2060 Target Date Retirement Fund® Class R-6	**	3,695,616
	The American Funds	American Funds 2065 Target Date Retirement Fund® Class R-6	**	1,191,881
	Total mutual funds			96,857,468
	Common stock
*	Independent Bank Group, Inc.	Independent Bank Group, Inc. Common Stock	**	8,480,103
	Collective investment trusts
	Invesco National Trust Co	Invesco Stable Value Trust - Class III	**	6,354,395
	Great Gray Trust Company	Large Cap Growth II R1	**	5,123,496
	Total collective investment trusts			11,477,891
	Total investments at fair value			116,815,462
*	Participant loans	Loan, interest rate of 5.50%, due November 2025	**	641
				$116,816,103

* A party-in-interest as defined by ERISA
** Cost omitted for participant directed investments

Exhibit Index

Exhibit Number	Description of Exhibit
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm - RSM US LLP

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Independent Financial 401(k) Profit Sharing Plan

Date:	June 28, 2024	By: Independent Bank, as Plan Administrator

By: /s/ James Tippit

James Tippit
Executive Vice President and Head of Corporate Responsibility